**AMENDMENT No. 1**
**dated as of June 1, 2001**

**to**

**ASSET PURCHASE AGREEMENT**
**dated April 30, 2001**

**by and among**


**GREENHOUSE DAY SPA GROUP, INC.**

**and**

**BIRMINGHAM DAY SPA, LLC,**
**57TH STREET DAY SPA, LLC,**
**GH DAY SPAS, INC.,**
**GH DAY SPA SECOND STREET, LLC,**
**TGH, LLC,**
**THE GREENHOUSE SPA, INC.,**
**THE STUART MICHAEL KATZOFF TRUST U/D/T DATED OCTOBER 9, 1990, AND**
**GERALD KATZOFF, LYDIA KATZOFF AND STUART KATZOFF**

# AMENDMENT NO. 1
## to
## ASSET PURCHASE AGREEMENT


This **AMENDMENT NO. 1** (the "Amendment") **to ASSET PURCHASE AGREEMENT**, as defined hereinbelow, entered into as of this first day of June, 2001 between **GREENHOUSE DAY SPA GROUP, INC.** (formerly known as Steiner Spas USA, Inc.) (the "Buyer"), and the **SELLER PARTIES**, as defined hereinbelow.

**WHEREAS**, as of April 30, 2001 **Steiner Spas USA, Inc.**, a Florida corporation, whose name was changed to **Greenhouse Day Spa Group, Inc.**, and **Birmingham Day Spa, LLC**, a Pennsylvania limited liability company ("Birmingham"), **57th Street Day Spa, LLC**, a New York limited liability company ("57th Street"), **GH Day Spas, Inc.**, a Pennsylvania corporation and the holder of all of the Capital Stock of 57th Street ("GHDS" and together with Birmingham and 57th Street, the "Spa Sellers", and individually, a "Spa Seller"), **GH Day Spa Second Street, LLC**, a Pennsylvania limited liability company ("Second Street" and together with the Spa Sellers, the "Operational Sellers", and individually, an "Operational Seller") **The Greenhouse Spa, Inc.**, a Pennsylvania corporation ("Greenhouse"and together with the Operational Sellers, the "Sellers", and individually, a "Seller"), **TGH, LLC,** a Pennsylvania limited liability company ("TGH") and the holder of all of the Capital Stock of Greenhouse, **The Stuart Michael Katzoff Trust** u/d/t dated October 9th, 1990, an irrevocable trust declared under the laws of the State of Pennsylvania (the "Trust") and the holder of all of the Capital Stock of GHDS, Birmingham and Second Street (each of the Trust, GHDS and TGH are sometimes referred to herein, individually, and as the "Shareholders" and, individually, a "Shareholder"), **Gerald Katzoff**, a resident of the State of Pennsylvania and trustee of the Trust (the "Trustee"), **Lydia Katzoff**, a resident of the State of Pennsylvania, and **Stuart Katzoff**, a resident of the State of Pennsylvania and the sole beneficiary of the Trust (the "Beneficiary") entered into an asset purchase agreement (the "Asset Purchase Agreement").   The Sellers, the Shareholders, the Trustee, the Beneficiary and Lydia Katzoff are sometimes referred to herein, individually, as "Seller Parties" and, individually, a "Seller Party".  Certain other capitalized terms used herein are defined in the Asset Purchase Agreement.

**WHEREAS**, the Closing Date under the Asset Purchase Agreement was anticipated to be  on or about May 31, 2001;

**WHEREAS**, Seller Parties and the Buyer have agreed that the Closing Date be postponed  to a date not sooner than July 1, 2001;

**WHEREAS**, Seller Parties and the Buyer have agreed that the Closing Date be postponed  to a date not later than July 15, 2001.

**NOW, THEREFORE**, in consideration of the foregoing premises and the covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto agree as follows:

1.      **Scope of Amendment**.  Unless specially set forth in this Amendment to the contrary, the terms and conditions set forth in the Asset Purchase Agreement shall remain as set forth therein.

2.      **Name Change**.  Wherever the word Buyer or Steiner Spas USA, Inc. or Steiner USA Day Spas, Inc. appears in the Asset Purchase Agreement it shall mean Greenhouse Day Spa Group, Inc., a Florida corporation.

3.      **Consideration**.  The first sentence of Section 2.1(a) of the Asset Purchase Agreement shall be amended in its entirety as follows:

> The consideration to be paid by Buyer, whether at Closing or after Closing, in exchange for the Purchased Assets and the covenants not to compete set forth in Section 11.1 (the "Consideration") shall be equal to an amount not to exceed Thirty Million Eight Hundred Thousand Dollars and No Cents ($30,800,000.00) payable in cash and Steiner Securities in accordance with Sections 2.1(b), 2.4 and 2.7-2.9 below.

In addition, the reference, in Section 2.1(b) of the Asset Purchase Agreement, to "Twenty-Four Million Seven Hundred Fifty Thousand Dollars and No Cents ($24,750,000.00)" shall be replaced with "Twenty-Four Million Eight Hundred Thousand Dollars and No Cents ($24,800,000.00)."

4.      **Cash Advance**.  This Section 4 shall supplement the Asset Purchase Agreement as follows:

a.      Upon execution of this Amendment the Buyer shall deliver to Sellers Five Million Dollars ($5,000,000) by wire transfer of immediately available funds, as an advance of the cash portion of the Closing Date Purchase Price (the "Cash Advance"). At Closing the Cash Advance shall be deducted from the cash portion of the Closing Date Purchase Price at Closing in addition to the other amounts to be deducted therefrom at Closing as set forth in Section 2.1(b)(i) of the Asset Purchase Agreement.

b.      Provided that all of the following has occurred:  (i) the Conditions to the Obligations of Buyer as set forth in Section 8.1 of the Asset Purchase Agreement have been fulfilled by the Seller Parties, (ii) the Closing has not occurred and been concluded on or before July 15, 2001 (and the failure to close is not attributable to or caused by any Seller Party) and (iii) the Parties cannot mutually agree in writing on an Alternative Closing Date (as defined in Section 6 hereinbelow), the Cash Advance shall become the property of Sellers on July 16, 2001  without any obligation to repay the Cash Advance to the Buyer.

c.      In the event that (i) any of the Seller Parties shall have substantially breached the terms of the Asset Purchase Agreement prior to the Closing and such breach has not been cured prior to the Closing after notice of the breach and a reasonable opportunity to cure (the "Breach") or (ii) the Closing shall not have occurred on or before July 15, 2001 (y) due to the failure by any of the Seller Parties to perform and comply with any of its obligations required by the Asset Purchase Agreement to be performed or complied with at or prior to the Closing (where the Buyer has performed and complied with all of its obligations required by the Asset Purchase Agreement to be performed and complied with prior to the Closing) then the Seller Parties shall repay in full to the Buyer the amount of (a) the Cash Advance and the (b) Negative Cash Flow Advance (as defined in Section 10 hereof) within fifteen (15) days following the earlier of the date of the Breach or July 15, 2001 and any failure by the Seller Parties to repay the Cash Advance and the Negative Cash Flow Advance within such 15-day period (i) shall constitute a default under that certain Amended and Restated Loan Agreement, dated as of April 26, 2001, by and among Greenhouse, TGH and Steiner U.S. Holdings and (ii) shall entitle Steiner U.S. Holdings, Inc. to exercise, in respect of the Cash Advance and the Negative Cash Flow Advance, all of the remedies set forth in the Loan Agreement which Seiner U.S. Holdings, Inc. may exercise in an event of default thereunder. With respect to the immediately preceding sentence, the Parties acknowledge and agree that Steiner U.S. Holdings, Inc. shall be a third-party beneficiary of this Amendment.

5.     **Closing**. Section 2.10 of the Asset Purchase Agreement shall be amended in its entirety as follows:

> **Closing**. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Akerman, Senterfitt & Eidson, P.A., Miami, Florida not earlier than July 1, 2001. As soon as practicable after both (i) July 1, 2001 and (ii) the fulfillment of all of the conditions to the Closing as set forth in Article VIII, the Closing shall occur (effective 12:01 a.m. on such date of Closing, the "Closing Date"). The Parties intend that the Closing occur on or about July 2, 2001 but not later than July 15, 2001. However, if all of the conditions to the Closing as set forth in Article VIII have not been fulfilled by July 15, 2001 the parties by mutual agreement, in writing may select another place, time or date following July 15, 2001 for the Closing to occur (the "Alternative Closing Date").

6.     **License Agreement**. Section 7.11 shall be amended in its entirety to read as follows:

> 7.11   **License Agreement**. At the Closing, Greenhouse and the Buyer shall enter into both the Trade Mark Service Mark License Agreement and Assignment of Intellectual Property relating to the Greenhouse Mark in the forms attached as Exhibits 7.11-A and 7.11-B to the Amendment.

7.     **Preparation of DOC Forms**. Section 7.13 of the Asset Purchase Agreement shall be amended in its entirety to read as follows:

7.13 **Department of Commerce.** Provided the Buyer timely provides the Seller Parties the necessary information regarding the Buyer, the Seller Parties shall cause to be prepared for filing the documentation required by the Department of Commerce as a result of the transactions contemplated hereby (the "DOC Forms").

8. **Delivery of DOC Forms**. Section 8.1(m) of the Asset Purchase Agreement shall be amended in its entirety to read as follows:

(m) The Seller Parties shall have delivered to the Buyer properly completed and executed DOC Forms in form reasonably acceptable to the Buyer, provided that the Buyer has provided to the Seller Parties the information relating to the Sellers necessary to complete the DOC Forms;

9. **Legal Fees**. Clause (iv) of Section 2.1(b)(i) of the Asset Purchase Agreement shall be amended in its entirety as follows:

(iv) the extent to which the legal fees and expenses relating to the TGH Indebtedness referred to in Section 8.1(s) exceed $8,000.

10. **Termination by Buyer**. Section 14.1(b) of the Asset Purchase Agreement shall be amended in its entirety as follows:

(b) if the Buyer shall have satisfied all of its conditions as specified in Section 8.2, then by Buyer if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by the close of business on July 15, 2001 but only if the failure of the Parties to close the transactions contemplated hereby on the Closing Date solely relates to the failure by any of the Seller Parties to satisfy the conditions specified in Section 8.1;

11. **Operational Period**. Section 14.1(d) of the Asset Purchase Agreement shall be amended in its entirety as follows:

(d) (i) if the Seller Parties shall have satisfied all of their respective conditions as specified in Section 8.1, then by Seller Parties if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by the close of business on July 15, 2001 but only if the failure of the Parties to close the transactions contemplated hereby on the Closing Date solely relates to Buyer's failure to satisfy the conditions specified in Section 8.2;

(ii) The Buyer agrees to pay to the Sellers at Closing an estimate (the "Estimate") of the negative net cash flow of the

Business (the "Negative Cash Flow") for the period from June 1, 2001 to the earlier to occur of the Closing or July 15, 2001 (the "Operational Period").  The Buyer has advanced to the Sellers, as of the date of the Amendment, Three Hundred Fifty Thousand Dollars ($350,000) (the "Negative Cash Flow Advance") against the Estimate of the Negative Cash Flow.  At or prior to Closing, Gerald Katzoff, on behalf of the Seller Parties, shall cause to be delivered to the Buyer a detailed statement of cash flows of the Sellers for the Operational Period (the "Estimated Operational Period Financial Statement") which estimate shall be attached as an Exhibit to the Closing Statement.  Within sixty (60) days after the Closing Date, the Buyer shall prepare and deliver to Gerald Katzoff, on behalf of the Seller Parties, a determination (the "Operational Period Financial Determination") of the actual amount of the Negative Cash Flow (which actual amount is referred to herein as the "Preliminary Negative Cash Flow Amount"), including the basis for such Operational Period Financial Determination set forth in reasonable detail, prepared in accordance with GAAP.  If, within thirty (30) days after the date on which the Operational Period Financial Determination is delivered to Gerald Katzoff, he shall not have given written notice to the Buyer setting forth in reasonable detail any objection of the Seller Parties to such Operational Period Financial Determination, then such Operational Period Financial Determination shall be final and binding upon the Parties and the Preliminary Negative Cash Flow Amount shall be deemed the "Final Negative Cash Flow Amount".  In the event that Gerald Katzoff, on behalf of the Seller Parties, gives written notice of any objection to such Operational Period Financial Determination within such 30-day period, then the Buyer and Gerald Katzoff, shall use all reasonable efforts to resolve the dispute within thirty (30) business days following the receipt by the Buyer of such written notice from Gerald Katzoff.  If the Parties are unable to reach an agreement as to the Final Negative Cash Flow Amount within such 30-day period, the matter shall be submitted to the Settlement Accountant for determination of the Final Negative Cash Flow Amount to be made within 45 days after submission, and the determination of the Settlement Accountant shall be final and binding upon the Buyer and the Seller Parties.  The Buyer and the Seller Parties shall contribute equally to all costs (including fees and expenses charged by the Settlement Accountant) in connection with the resolution of any such dispute. If the Final Negative Cash Flow Amount is lower than the Negative Cash Flow paid to the Sellers at Closing then such amount shall be deemed to be Indemnifiable Damages under Article X hereof and the Buyer may set off against and recoup from any Cash Holdback Amount the difference between the Final Negative Cash Flow Amount and the Negative Cash Flow paid to the Sellers at Closing or take any other action or exercise any other remedy available to it by appropriate legal proceedings to recover such amount. If the Final Negative Cash Flow Amount is higher than the Negative Cash Flow paid to the Sellers at Closing, then such amount shall be paid by the Buyer to the Sellers within thirty (30) days of the determination of the Final Negative Cash Flow Amount. Notwithstanding anything to the contrary set forth above, the calculation of Negative Cash Flow (i) shall not take into account any expenses incurred as a result of an Extraordinary Cause (as hereinafter defined) and (ii) shall take into account any revenue that otherwise would have been generated (as measured by the prior operation(s) of such spa(s)) but for such Extraordinary Cause. "Extraordinary Cause" shall mean any or all of the following: (i) a breach by any of the Seller Parties of the terms of the Asset Purchase Agreement, (ii) an event of Force Majeure that occurs during the Operational Period or (iii) the gross negligence, recklessness or intentional misconduct of any of the Seller Parties during the Operational Period that adversely affects the Business.

(iii) From and after the Closing Date, and for the purpose of enabling the Buyer to prepare the Operational Period Financial Determination or any other determinations contemplated by clause (ii) above, the Seller Parties will, and the Seller Parties will cause the Company to, (a) afford to the Representatives of the Buyer, at reasonable times, reasonable access to the key employees, sites, properties, books and records of each of the Sellers and the Company, (b) provide the Buyer with such additional financial and operating data and other information relating to the business and properties of each of the Sellers and the Company as the Buyer may from time to time reasonably request and (c) cooperate with the Buyer and its Representatives in the preparation of the Operational Period Financial Determination or any other determinations contemplated by clause (ii) above.

12.     **Current Balance Sheet**.  Notwithstanding anything to the contrary set forth in the Asset Purchase Agreement and except as otherwise provided below, (i) all references in the Asset Purchase Agreement to the "Current Balance Sheet" shall mean the balance sheet of each of the Operational Sellers and the Company dated as of April 30, 2001 and attached as Exhibit 12 to this Amendment and (ii) all references in the Asset Purchase Agreement to the "Current Balance Sheet Date" shall mean April 30, 2001; provided, however, that with respect to the penultimate sentence of Section 4.18 and Sections 4.26(a) and 4.28 of the Asset Purchase Agreement, the definition of "Current Balance Sheet" and "Current Balance Sheet Date" shall mean (i) the balance sheet of each of the Operational Sellers and the Company dated as of March 31, 2001 and included in the Financial Statements attached as Schedule 4.33 to the Asset Purchase Agreement and (ii) March 31, 2001, respectively.

13.     **Development Projects**.  Section 15.12 of the Asset Purchase Agreement and Schedule 15.12 attached thereto shall be amended, to the extent necessary, to provide that, upon the

written approval of Buyer, the amounts set forth on Schedule 15.12 will be increased during the Operational Period so as to continue the build-out of the Newtown, Pennsylvania and Birmingham, Alabama spas in accordance with Section 15.12 of the Asset Purchase Agreement.

**[Signatures on following page.]**

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Amendment as of the date first above written.

**GREENHOUSE DAY SPA GROUP, INC.,**
a Florida corporation

By: _____
Name: _____
Title: _____

**BIRMINGHAM DAY SPA, LLC**,
a Pennsylvania limited liability company

By: _____
Name:  Gerald Katzoff
Title:   Manager

**57th STREET DAY SPA, LLC**,
a New York limited liability company

By: _____
Name:  Gerald Katzoff
Title:   Manager

**GH DAY SPAS, INC.**,
a Pennsylvania corporation

By: _____
Name:  Gerald Katzoff
Title:   President

**[Signatures continued on following page.]**

**GH DAY SPA SECOND STREET, LLC**,
a Pennsylvania limited liability company


By: _____
Name: Gerald Katzoff
Title:  Manager


**THE GREENHOUSE SPA, INC.,**
a Pennsylvania corporation


By: _____
Name: Gerald Katzoff
Title:  President


**THE STUART KATZOFF TRUST**
u/d/t dated October 9, 1990


By: _____
Name: Gerald Katzoff
Title:  Trustee


_____

**GERALD KATZOFF**, individually


_____

**LYDIA KATZOFF**, individually


_____

**STUART KATZOFF**, individually


10

## Exhibit 7.11-A

## Form of Trademark/Service Mark License Agreement

(See attached)

## Exhibit 7.11-B

## Form of Assignment of Intellectual Property

(See attached)

**Exhibit 12**

**Current Balance Sheet**

(See attached)

# Exhibit 7.11-A

## Form of Trademark/Service Mark License Agreement

(See attached)

# TRADEMARK/SERVICE MARK LICENSE AGREEMENT

This Trademark/Service Mark License Agreement (this "Agreement") is made this _____ of July 2001, by and between Steiner Marks Limited, a Bahamas international business company ("Licensor"), and The Greenhouse Spa, Inc., a Pennsylvania corporation ("Licensee" and, together with Licensor, each individually, a "Party" and, collectively, the "Parties").

## WITNESSETH

WHEREAS, an Affiliate of Licensor, Licensee and certain other parties entered into that certain Asset Purchase Agreement, dated as of April 30, 2001 (the "Asset Purchase Agreement"), which provides for, among other things, the transfer of the Marks (as defined below) to the Licensor pursuant to that certain Assignment of Proprietary Rights Agreement (the "Assignment of Proprietary Rights Agreement"), of even date herewith, whereby Licensee and certain of its Affiliates transferred, conveyed and otherwise assigned all of their right, title and interest in the Marks to Licensor;

WHEREAS, Licensor now owns substantial goodwill and federal and common law rights in the Marks; and

WHEREAS, Licensee is desirous of obtaining a license to use the Marks for the limited purposes described herein and Licensor is willing to grant such a license subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the foregoing, and the mutual promises set forth herein, the sufficiency of which are hereby expressly acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. **Definitions.**

Capitalized terms used herein but not defined shall have the same meaning as in the Asset Purchase Agreement.

1.1     "Affiliate" has the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

1.2     "Confidential Information" shall mean recipes, operational and corporate arrangements and agreements, formulations, systems, programs, procedures, software manuals, confidential reports and communications, marketing techniques, agreements and arrangements, purchasing information, pricing policies, quoting procedures, financial information, employee, customer, supplier and distributor data and lists, all of the materials or information relating to the business or activities of each of the Parties and each Party's arrangements with the other Party or any

Affiliate of such other Party prior to and after the commencement of the negotiations leading to this Agreement, and all modifications, improvements and enhancements which are derived from or relate to a Party's access to or knowledge of any of the above enumerated materials or information (whether or not any of the above are reduced to writing or whether or not patentable or protectable by copyright) of the other Party and which the receiving Party receives, receives access to, conceives or develops or has received, received access to, conceived or developed, in whole or in part, directly or indirectly, in connection with this Agreement.

1.3     "Gross Hotel Revenues" means, for the period in question, proceeds received by Licensee, or any party on behalf of Licensee, from the sales of all goods, services, wares, gift certificates issued by Licensee (where the purchase price therefor is not paid over by Licensee to Licensor or any Affiliate of Licensor) and other merchandise of any nature whatsoever sold at or on the Premises for cash, credit or otherwise, including, without limitation, deposits not refunded to customers (deposits are deemed "proceeds" for the purposes of this definition when the services or products for which such deposits are paid are rendered).

1.4     "Gross Other Revenues" means, for the period in question, proceeds received by Licensee, or any party on behalf of Licensee, from the sales of all (a) cookbooks (the "Cookbooks") sold by Licensee and its Affiliates through Licensee's Internet Website relating to its operations at the Premises or the Other Permissible Means (the "Gross Cookbooks Revenues"), and (b) salad dressings (the "Salad Dressings") sold by Licensee and its Affiliates through Licensee's Internet Website relating to its operations at the Premises or the Other Permissible Means (the "Gross Salad Dressings Revenues").

1.5     "Gross Revenues" means, for the period in question, the sum of Licensee's Gross Hotel Revenues and Gross Other Revenues.

1.6     "Licensed Goods and Services" and "Licensed Goods" and "Licensed Services" means, respectively, Licensor-approved goods and services described on Exhibit B to be used in association with the Marks and such additional goods and services as may be added to Exhibit B in the future by written amendment hereto executed by the Parties.

1.7     "Other Permissible Means" means the sale of cookbooks and salad dressings by Licensee through distribution channels outside of the Premises, the use of which distribution channels are subject to the prior written approval of Licensor, which prior written approval shall not be unreasonably withheld.

1.8     "Marks" means the trademarks, service marks, Internet domain names, designs, logos, indicia, trade names and business names which are set forth on Exhibit A attached hereto. No word, symbol, or form or derivation of a word or symbol, is included within this Agreement other than as set forth on Exhibit A.

1.9     "Premises" has the meaning set forth on Exhibit B.

1.10    "Royalty" or "Royalties" means the royalty or royalties from time to time payable pursuant to Section 4 hereof.

1.11    "Royalty Default Rate" means the annual interest rate from time to time publicly announced by Citibank, N.A. at its "base rate" or "prime rate" plus two percent (2%). The payment of such interest shall not foreclose Licensor from exercising any other rights it may have as a consequence of the lateness of any payment.

1.12    "Trademark Protection" shall mean all trademark applications, registrations, and other forms of protection for the Marks which may be available to Licensor in any country or other jurisdiction where the Licensed Goods and/or, as the case may be, the Licensed Services are offered for sale.

## 2.    Grant of License

2.1    **General**. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee, and Licensee hereby accepts, a nonexclusive (except as provided below in this Section 2.1), non-transferable (except as provided below in Section 15) license, without the right to grant sublicenses, to use the Marks solely in connection with Licensee's (or any permitted assignee's) operation of a first class luxury destination spa at the Premises, and as otherwise set forth on Exhibit B and solely during the term of this Agreement (the "Approved Use"). In order to induce Licensor to enter into this Agreement, Licensee hereby agrees that at all times during the term of this Agreement, Licensee shall operate a first class luxury destination spa at the Premises. Subject to Licensor's approval as hereinafter provided for, Licensee may use the Marks only in promoting and selling the Licensed Goods and Services. Licensed Goods shall be manufactured, and Licensed Services shall be performed, solely in accordance with the specifications and quality standards described herein. Notwithstanding the foregoing, Licensee shall, during the term of this Agreement, have the exclusive right to use the Marks in connection with Licensed Goods and Services. By way of explanation, during the term hereof, Licensor may not grant a license to use the Marks to any Person other than Licensee in connection with the operations of a destination spa. However, Licensee's exclusive rights to the sales of cookbooks and salad dressings shall expire five (5) years after the date hereof if Licensee has failed to commence the sales of cookbooks or, as the case may be, salad dressings. In the case of either of such failures, the right of Licensee to use the Marks, in connection with the cookbooks or salad dressings, as the case may be, shall be non-exclusive.

2.2    **Rights Reserved; Limited Rights to Licensee**. Licensor reserves all rights with respect to the Marks not expressly licensed to Licensee hereunder, and subject to Section 2.1, above, Licensor may grant licenses to others to use the Marks in any manner whatsoever in connection with any goods or services whatsoever, in any territory whatsoever. Licensee agrees that it will not utilize the Marks in any manner whatsoever other than in connection with the sales of the Licensed Goods and Services.

2.3 **Licensee Acknowledgment**. Licensee acknowledges that (a) Licensor has the sole and exclusive right to use the Marks; (b) Licensee will claim no interest therein beyond those rights expressly granted by this Agreement; (c) Licensee's use of the Marks shall not create, in its favor (or in the favor of any other party), any right, title or interest therein; and (d) Licensee agrees that it will not during the term of this Agreement or thereafter, attack or challenge the title, validity or any rights of Licensor in and to the Marks or any other license agreement, franchise agreement or other agreement or arrangement involving the Marks to which Licensor or any Affiliate of Licensor is a party that does not violate Licensee's use of the Marks, as specifically set forth in Section 2.1, above, as to the Licensed Goods and Services.

2.4 **Goodwill; Equitable Relief**. Licensee recognizes the great value of the publicity and goodwill associated with the Marks and acknowledges that: (a) such goodwill belongs exclusively to Licensor; and (b) the Marks will acquire, commencing on the date hereof, a secondary meaning as Licensor's Marks, service marks and/or identifications in the mind of the public. Licensee further acknowledges that a breach by Licensee of this Agreement will cause Licensor irreparable harm, which cannot be readily remedied in damages in an action at law. Accordingly, Licensee agrees that in the event of such breach, Licensor shall be entitled to an injunction and other equitable remedies and reimbursement from Licensee for the cost thereof, and Licensor shall not be required to post bond in connection with the seeking of such injunction or other equitable relief. Notwithstanding the foregoing, Licensor shall only be entitled to exercise the right granted in the immediately preceding sentence if Licensee is provided with written notice from Licensor providing with reasonable specificity the nature of the breach in question and advising Licensee with particularity how and within what time period (such time period is referred to in this Section 2.4 as the "Cure Period") Licensor wishes to have the breach corrected. Licensee shall be required to cure such breach during the Cure Period; provided, however, that, if such breach cannot reasonably be cured within the Cure Period, then Licensee shall be deemed to have satisfied the requirements of the foregoing clause if within such Cure Period, Licensee has commenced diligent efforts to cure such breach and such efforts are continued until such breach is cured.

2.5 **Licensee May Not Obtain Rights**. Licensee shall not use or register or attempt to register any trademark, service mark, or other designation that may be, in Licensor's opinion, the same or confusingly similar to the Marks, or which could otherwise jeopardize Licensor's interest in the Marks. Licensee shall not, by action or inaction, do anything likely to destroy, impair, diminish or dilute the value or reputation of Licensor, any Affiliate of Licensor, the Marks or the goodwill associated therewith. To the extent that Licensee acquires rights in the Marks under the laws of the United States or otherwise by its use of the Marks, Licensee hereby assigns any and all such rights to Licensor together with all goodwill associated therewith and (a) shall execute all documents requested by Licensor in order to effectuate such assignments and (b) hereby appoints Licensor as Licensee's attorney in fact to execute all of the aforesaid documents on behalf of Licensee. Licensee shall provide Licensor with such information and assistance as may be required to obtain, maintain and renew registrations for, and to prove use of, the Marks in Licensor's name in any jurisdiction and shall execute any additional documentation necessary and proper to accomplish the same and hereby appoints Licensor as Licensee's attorney in fact to execute any of the aforesaid documents on behalf of Licensee.

2.6 **Dealings with Third Parties**. Licensee shall require that its suppliers and other parties involved with Licensee in connection with the manufacture, distribution, performance and sale of the Licensed Goods and Services agree in writing in a form reasonably acceptable to Licensor that (a) the Marks belong to Licensor and that they will not use the Marks except on the materials, supplies or goods furnished to Licensee, or in connection with services performed on behalf of Licensee, (b) they will not use the Marks or any confusingly similar trademarks, service marks or designations for any other purpose whatsoever and (c) cease and refrain from the use of the Marks upon termination of this Agreement or their agreement with Licensee, whichever occurs first.

3. **Marketing and Sales**

3.1 **General**. Licensee shall promote the sale of Licensed Goods and Services to obtain the maximum commercialization thereof.

3.2 **Compliance**. The Licensed Goods and Services will be produced and/or performed, as the case may be, in compliance with the Federal Food, Drug and Cosmetic Act of 1938, and all other federal, state, foreign or local laws and regulations applicable to the Parties and the Licensed Goods and Services (collectively, the "Laws"). Unless Licensor otherwise agrees in writing, Licensee will destroy all inventories which are not in conformity with the Laws and cease any activity that is not in compliance with the Laws. Licensee agrees to notify Licensor promptly of any action taken against or with respect to Licensee relating to a violation or alleged violation of any Laws in connection with: (a) any of Licensee's (or any of its Affiliate's) operations; or (b) the Licensed Goods and Services; or (c) the Marks.

4. **Royalties**

4.1 **Gross Hotel Revenues**. As consideration for the rights and privileges granted by Licensor to Licensee pursuant to this Agreement, Licensee agrees to pay to Licensor, pursuant to the procedures described herein, the following Royalties:

(a) During the period commencing on the date hereof, and ending on the last day of the month during which the third anniversary of the date hereof occurs (the "First Royalty Termination Date"), Licensee shall pay to Licensor a Royalty in the amount of two and a half percent (2.5%) of all Gross Hotel Revenues;

(b) During the 24-month period following the First Royalty Termination Date (the last day of such 24-month period is referred to herein as the "Second Royalty Termination Date"), Licensee shall pay to Licensor a Royalty in an amount equal to three and a half percent (3.5%) of the Gross Hotel Revenues; and

(c)     During the period commencing the day after the Second Royalty Termination Date and continuing until the end of the 15-year term of this Agreement, Licensee shall pay the Licensor a Royalty at the rate of one percent (1%) of the Gross Hotel Revenues.

4.2     **Gross Other Revenues**.  As consideration for the rights and privileges granted by Licensor to Licensee in this Agreement, Licensee agrees to pay, pursuant to the procedures described herein, to Licensor the following Royalties:

(a)     During the period commencing on the date hereof, and ending on the fifth anniversary of the date hereof (the last day of which is the "Fifth Anniversary Date"), Licensee shall pay to Licensor a Royalty in the amount of five percent (5%) of all Gross Other Revenues;

(b)     During the five-year period following the Fifth Anniversary Date (the last day of which is referred to as the "Tenth Anniversary Date") Licensee shall pay to Licensor a Royalty in an amount equal to seven and one-half (7.5%) of the Gross Other Revenues; and

(c)     During the five-year period following the Tenth Anniversary Date continuing until the end of the 15-year of this Agreement, Licensee shall pay the Licensor a Royalty at the rate of eight and one-half percent (8.5%) of the Gross Other Revenues.

4.3     **Payment Schedule**.  Licensee shall, within five (5) days after the close of each calendar month during the term hereof, deliver to Licensor by wire transfer of same day funds to an account specified in writing by Licensor or by express delivery (by FedEx or similar service) to Licensor's address pursuant to Section 16 the sum of Ten Thousand Dollars ($10,000.00) in respect of Royalties payable by Licensee to Licensor hereunder.  Within ninety (90) days after the end of each calendar year hereunder, Licensee shall deliver to Licensor a complete set of audited financial statements of Licensee ("Annual Financials") reflecting, among other things, the Gross Hotel Revenues and the Gross Other Revenues all prepared in accordance with generally accepted accounting principals consistently applied (such Gross Hotel Revenues and Gross Other Revenues as reflected in the Annual Financials are referred to herein as the "Initial Gross Revenues Amount"). Licensor shall have thirty (30) days after receipt of the Annual Financials to determine whether or not Licensor agrees with the Initial Gross Revenues Amount (the "Licensor Review Period").  Within the Licensor Review Period, Licensor shall deliver to Licensee any objection to the Initial Gross Revenues that Licensor has, in writing, in reasonable detail.  Licensor and Licensee shall use all reasonable efforts to resolve such dispute within thirty (30) days following receipt by Licensee of any such written objection from Licensor.  If Licensor and Licensee are unable to reach an agreement as to the Gross Revenues Amount within such thirty (30) day period, the matter shall be submitted to the Settlement Accountant for determination of the actual Gross Revenues Amount for such year to be made within forty-five (45) days after submission, and the determination of Settlement Accountant in that regard shall be final and binding upon Licensor and Licensee.  Licensor and Licensee shall contribute equally to all costs (including fees and expenses charged by Settlement Accountant) in connection with the Resolution of any such dispute.  If (a) Licensor determines that it has no objection to the Initial Gross Revenues Amount or (b) upon final resolution of any dispute with respect to the Initial Gross Revenues Amount by the Settlement Accountant (the date of the notice with respect to such non-objection referenced in clause (a) and the date of such final resolution referenced in clause (b) is referred to herein as the "Final Date," and the amount of Gross Revenues (including the amounts of Gross Hotel Revenues and Gross Other Revenues) reflected by clause (a) or (b), above, is referred to herein as the "Final Amount"), then (i) if the total amount of the Royalties paid to Licensor by Licensee for such year (the "Total Royalties") is less than the amounts of Royalties due for such year, then such difference shall be paid to Licensor by Licensee within five (5) business days after the Final Date or, if the Total Royalties exceed the amounts of Royalties due for such year, Licensee shall be given a credit for such excess amount with respect to the then next succeeding Royalty payments due to Licensor from Licensee and (ii) commencing with respect to the month during which the Final Date occurs, the monthly payment to be made by Licensee to Licensor under this Section 4.3 will be adjusted to be an amount equal to the sum of the Final Amount of Gross Hotel Revenues and the Final Amount of Gross Other Revenues each divided by twelve (12) (except for 2001, which shall be divided by the number of months from the Closing Date through the end of the year, including a fractional amount, if necessary, for the month during which the Closing Date occurs) and each then multiplied by the then current applicable Royalty rate for Gross Hotel Revenues and Gross Other Revenues.

4.4 **Maintenance of Records**. Licensee shall maintain and keep, at Licensee's principal place of business, complete and accurate books of account containing all particulars that may be necessary for the purpose of demonstrating (a) the amounts payable to Licensor hereunder, including, without limitation, purchase orders, inventory records, invoices, sales receipts, bills, correspondence, federal and state income tax returns, banking and financial records of Licensee and (b) Licensee's compliance with the Laws ((a) and (b) collectively, the "Records"). The Records and the supporting data shall be open, at all reasonable times for five (5) years following the end of the calendar year to which they pertain, to the inspection of Licensor or its agents for the purpose of verifying the amount of Royalties due to Licensor hereunder or compliance in other respects with this Agreement such inspections may be undertaken by Licensor at any time on no less than seven (7) days' advance notice to Licensee. During such inspections, Licensor shall have the right to take extracts and/or make copies of the Records as it deems necessary. If such inspection reveals Royalties due to Licensor for any year of five percent (5%) or more in excess of the Royalties paid by Licensee for any such year, or if Licensee's Gross Revenues for any year cannot be verified due to the insufficiency or inadequacy of the Records, Licensee shall promptly pay Licensor the cost of such examination plus any amounts demanded by Licensor pursuant to Section 4.3. Licensee shall, in any event, pay to Licensor the amount of any deficiency in Royalties which is disclosed by such examination plus interest at the Royalty Default Rate as of the first day of the month with respect to which any such sum was due and owing.

4.5 **Default Interest; Set-Off**. Licensee shall pay interest on any overdue amounts hereunder from the due date of such amounts until paid at the Royalty Default Rate. Licensor's rights hereunder to interest on late payments shall not preclude Licensor from exercising any of its rights or remedies pursuant to this Agreement or otherwise with regard to Licensee's failure to make timely payment hereunder. Any obligations owing by Licensee hereunder may be set-off against any obligations of any Affiliate of Licensor under the Asset Purchase Agreement or otherwise. Licensee has no (and hereby waives any) rights of set-off against any payments owing to Licensor from Licensee hereunder.

4.6 **No Deductions**. No costs incurred in the manufacture, sale, distribution, advertisement or other exploitation of the Licensed Goods and Services shall be deducted from the calculation of Gross Revenues or of the amount of Royalties payable by Licensee.

5. **Quality Control**

5.1 **General Standards; Advertising**. Licensor shall have the right to establish standards for, and exercise control over the nature and quality of the Licensed Goods and Services and the advertising, promotional and marketing signs, displays or other materials employing the Marks (collectively, the "Promotional Activities") to assure that the Licensed Goods and Services are consistent with the operation of a first class luxury destination spa (the "Quality Standard"). Licensee shall adhere to the Quality Standard. Licensee hereby represents and warrants that, as of the date of this Agreement, the quality of all of the goods and services it offers and sells and all of the Promotional Activities are consistent with the Quality Standard. In reliance on the foregoing, Licensor acknowledges and agrees that (a) the quality of goods and services offered and sold as of the date hereof at the Premises are of the Quality Standard and (b) the Promotional Activities that are consistent in form and content with Licensor's Promotional Activities as of date of this Agreement are acceptable under this Agreement.

Licensor may, in its sole discretion, determine to change the look and feel of any of the Marks or any Licensed Goods (including, but not limited to, any packaging and materials used in connection with Promotional Activities) (including a determination by Licensor pursuant to the first sentence of Section 5.2, a "Licensor Determination"). In the event that Licensor makes any such determination, it shall provide reasonable notice thereof to the Licensee and Licensee shall, promptly after receiving such notice, cease ordering or otherwise undertaking to purchase, develop or create any goods, or other materials that are inconsistent with the Licensor Determination and take steps to dispose of such existing goods, and materials used in connection with the Promotional Activities. Provided that Licensee complies with the obligations of Licensor set forth in the preceding sentence, Licensor shall bear all reasonable costs of Licensee's implementing the Licensor Determination. If, at any time during the term of this Agreement, the services performed by Licensee fail to meet the Quality Standard, then the obligations of Licensee relating to Licensee's goods (including the Licensed Goods) set forth in this paragraph and the paragraph immediately following this paragraph shall apply to Licensee's services (including the Licensed Services).

Licensee shall market Licensed Goods and Services in a manner consistent with the highest quality goods and services of the types involved so that such marketing shall not reflect negatively or adversely upon the Licensed Goods and Services, the good name of Licensor or the Marks. Licensee shall, at its cost and expense, submit to Licensor for Licensor's review and approval: (a) initial production copies of all proposed Licensed Goods and written descriptions of all Proposed Licensed Services not previously offered by Licensee; and (b) all materials in connection with Promotional Activities, that Licensee uses to market Licensed Goods and Services (collectively the "Promotional Materials"). Licensee shall not proceed from one stage to the next in the development and production of the Licensed Goods or any Promotional Materials without Licensor's prior written approval, and in no event may Licensee sell or distribute any new Licensed Goods or utilize any related packaging or Promotional Materials without Licensor's prior written approval, which approval shall not be unreasonably withheld. Licensee acknowledges that Licensor controls the Marks.

Notwithstanding anything to the contrary in this Agreement, during the term of this Agreement, and subject to the next sentence, Licensee shall at all times be permitted to use "THE GREENHOUSE" words and design attached hereto as Exhibit 5.2 (the "Exhibit 5.2 Mark") in connection with the Approved Use and subject to the terms hereof. Upon any assignment of Licensee's rights under this Agreement, this paragraph shall be deemed to be deleted in its entirety.

5.2    **Use on Display**. Licensor shall have the right to determine the method and form of use and display of the Marks by Licensee, and Licensee will be bound by all such decisions of Licensor. If there are any changes to be made to the form and use of the display of the Marks by Licensor, Licensor shall provide reasonable notice of such change. Notwithstanding the foregoing, no prior approval will be required with respect to any displays or signage that are entirely within the Premises and not capable of being viewed from the outside of the Premises; provided, however, that all such displays and signage are of the Quality Standard.

5.3    **No Change**. Without the prior written approval of Licensor, and except as otherwise specifically provided in this Agreement, Licensee shall not (a) change from those in effect as of the date hereof, with respect to the Licensed Goods and Services, any materials used in connection with the Promotional Activities or any product or service content specifications, product or service quality, packaging or labels or (b) change in any way its use or depiction of the Exhibit 5.2 Mark. Licensee shall market all Licensed Goods and Services solely in accordance with the approval received from Licensor with respect to the content specifications, quality and packaging and labeling. Any Licensed Goods and Services not so approved shall be deemed unlicensed and shall not be manufactured, distributed, promoted, or sold by Licensee. If any unapproved Licensed Goods and Services are being distributed, performed or sold, Licensor may, together with other remedies available to it require such Licensed Goods and Services to be immediately withdrawn from the market and to be destroyed, such destruction and withdrawal, to be at Licensee's sole cost and expense, and will be attested to in a certificate signed by the Chief Executive Officer of Licensee. Any modification of any Licensed Goods or Services must be submitted in advance for Licensor's approval as if they are a new Licensed Goods and Services. Notwithstanding the foregoing, no prior approval shall be required with respect to the contents, specifications, products, service, quality, packaging or labels relating to any goods or services that do not bear any of the Marks.

5.4    **Samples**. Licensor shall have the right to request, from time to time, but no more than once every six months, and, upon such request, Licensee shall provide to Licensor, free of charge, representative samples or demonstrations, as the case may be, of any and all goods and services, and any packaging, packaging inserts, labels, wrapping and any materials used in the Promotional Activities (collectively, the "Sample Items") then being offered or sold or proposed to be offered or sold by Licensee and its Affiliates (a "Request"). With respect to newly introduced goods and services, Licensor shall have the right to make a Request and receive representative samples or demonstrations, as the case may be, of any such goods and services at any time after the introduction thereof. If Licensor believes that any of the Licensed Goods and Services are not in substantial conformity with the specifications or quality approved by Licensor, that any of the Sample Items are not in substantial conformity with any previous approvals given by Licensor, or that any Marks are not being used in conformity with the requirements of this Agreement, Licensor shall notify Licensee in reasonable detail thereof. After receipt of any such notice from Licensor, Licensee shall have thirty (30) days to correct the lack of conformity identified by Licensor and may not utilize or sell, as the case may be, the non-conforming items unless such non-conformity is cured. Licensee recognizes that representatives of Licensor may also inspect Licensed Goods and Services at any point in the permitted chain of distribution thereof, and Licensee shall cooperate with Licensor in obtaining Licensee's customers' and suppliers cooperation in such inspections.

5.5    **Compliance**. Licensee hereby agrees that in connection with its operations, including, but not limited to, its marketing and sales of the Licensed Goods and Services, Licensee shall at all times during the term hereof comply with all applicable Laws.

5.6    **Symbols**. Whenever Licensee uses the Marks, Licensee shall affix the appropriate trademark notice and agrees to use the symbol "®" in connection with its use of the Marks, or "TM" or "SM" where the mark has not been registered federally, and in each instance where appropriate accompanied by the words "Reg. TM of Licensor" or a reasonable facsimile thereof or such other reference as may be designated by Licensor from time to time. Licensor shall have the right to own and register with respect to the Marks any other trademark or service mark which is registerable, and Licensee shall cooperate with Licensor by providing to Licensor packaging, labeling, Promotional Materials or such other documentation and materials as may be required to obtain and maintain such registration. Licensee shall not use any markings, legends or notices on or in association with Licensed Goods and Services without the prior express written permission of Licensor.

5.7    **Complaints**. Licensee shall provide Licensor with a summary of all Covered Customer Complaints (as defined below) regarding Licensee's operations, and shall maintain a record of all Covered Customer Complaints and all responses thereto for a period of three (3) years. Licensee will provide a written report to Licensor within ten (10) days after the end of each calendar quarter hereunder describing the Covered Customer Complaints received, the names, addresses and telephone numbers of complaining persons and a description of all responses to such complaints. Such information will also be available for inspection by Licensor during normal business hours upon at least seven (7) days' notice. Licensee agrees that it will respond to any written customer complaint within a reasonable period of time after receipt of such Covered Customer Complaints in a reasonable manner. Licensee shall develop within thirty (30) days after the date hereof product recall procedures relating to defective products, which procedures are reasonably acceptable to Licensor. For purposes of this Section 5.7, "Covered Customer Complaint" means a complaint by a customer of Licensee that relates to the quality of any goods or services offered or sold by Licensee and which complaint indicates that any of such goods or services were not consistent with the Quality Standard.

6. **Trademark Protection.** Licensor shall have the right, but not the obligation, to obtain such Trademark Protection, including trademark registrations, for the Marks as Licensor deems appropriate in any jurisdiction. The filing, prosecution, maintenance and payment of all fees and costs relating to the filing, prosecution, and maintenance of any Trademark Protection for the Marks shall be the responsibility of Licensor. Licensee agrees that it shall not, directly or indirectly, at any time (a) apply for any Trademark Protection for the Marks, nor file any document with any governmental authority or take any other action which could affect Licensor's ownership of the Marks, or (b) aid or abet anyone else in doing so.

7. **Representations and Warranties of Licensee.** In order to induce Licensor to enter into this Agreement, Licensee represents and warrants that other than as set forth on <u>Exhibit B</u>, Licensee does not offer for sale or sell any goods or services outside of the Premises using any of the Marks.

8. **Timing of Approvals from Licensor.** Licensor agrees that in connection with all approvals required to be obtained by Licensee from Licensor under this Agreement, Licensor shall consider such approval in a reasonably prompt manner, and such reasonableness shall be based on (a) Licensor having an adequate of amount of time to consider such approval in light of Licensor's right to protect the quality and integrity of the Marks and (b) the reasonable business needs of Licensee.

9. **Infringement.**

9.1 **Notice by Licensee** Licensee shall notify Licensor promptly if Licensee becomes aware of (a) any uses of, or applications or registrations for, any trademark or service mark that conflicts with or is the same or confusingly similar to any of the Marks; (b) any act, or proposed or threatened act that constitutes or would, if consummated, constitute infringement, imitation or unfair competition involving the Marks; or (c) any allegations or claims, whether or not made in a lawsuit, that the use of any of the Marks infringes any trademark or service mark or other right of another individual or entity. Licensor shall have the sole right to determine whether or not any action shall be taken on account of any such infringement, imitation or unfair competition at Licensor's cost and expense. Except as set forth below, Licensee shall not have the right to institute or settle any claim or litigation asserting or affecting the Marks or to take any action on account of the foregoing activities without first obtaining Licensor's written consent. Licensee agrees to assist Licensor at Licensor's cost and expense, to the extent necessary in the procurement of any protection of Licensor's rights to the Marks, and Licensor, if it so desires, may commence or prosecute any claims or suits in its own name, or with Licensee's consent, in the name of Licensee or join Licensee as a party thereto. If Licensor declines to take an action under this Section 9 for infringement, imitation or unfair competition, Licensee may bring such an action, at Licensee's expense after reasonable notice to Licensor, and Licensor shall have the right to supervise and, if it deems reasonably necessary, direct the prosecution of such action to protect Licensor's interests.

10. **Indemnification and Insurance**.

     10.1   **General.** During the term of this Agreement, and continuing after expiration or termination of this Agreement, Licensee (referred to in this Section 10 as the "Indemnifying Party") shall indemnify, defend and hold harmless Licensor, and the officers, shareholders, directors, agents, employees, attorneys and Affiliates of Licensor, and the officers, shareholders, directors, employees, agents, and attorneys of such Affiliates (each an "Indemnified Party") from any and all claims, suits, liabilities, actions, losses, damage, costs and expenses, including legal expenses and attorneys' fees, whether incurred as the result of a claim by any other than the Parties (each a "Third Party") or resulting from, arising out of, based upon or in connection with this Agreement or the sale of Licensed Goods and Services, including: (a) any breach of any of Licensee's representations, warranties or agreements as set forth in this Agreement; (b) any alleged defects or dangers inherent in the Licensed Goods and Services, or the manufacture, sale, distribution or use thereof; (c) any injuries or damages to purchasers, users, or consumers of Licensed Goods and Services arising from or relating to the use of consumption of Licensed Goods and Services; (d) any injuries or damages arising from Licensee's Promotional Activities Licensed Goods and Services; (e) any alleged infringement of any copyright, patent, trademark or other intellectual property rights of any Third Party, unless and to the extent such alleged infringement is based upon Licensee's use of the Marks specifically approved by Licensor pursuant to the terms of this Agreement; or (f) any unauthorized use by Licensee of the Marks (collectively, the "Indemnifiable Damages").

     10.2   **Procedures.** With respect to each claim made by a Third Party for which an Indemnified Party seeks indemnification under this Article (a "Third Party Claim"), the Indemnified Party shall give prompt notice to the Indemnifying Party of the Third Party Claim; provided, that failure to give such notice promptly shall not relieve or limit the obligations of the Indemnifying Party unless the Indemnifying Party has been materially prejudiced thereby (and such failure to notify the Indemnifying Party will not relieve it or him from any other liability he or it may have to the Indemnified Party). The Indemnifying Party will have the right to defend the Indemnified Party against any Third Party Claim with counsel of their choice reasonably satisfactory to the Indemnified Party so long as and to the extent that (a) the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after receipt from the Indemnified Party of notice of the claim, that the Indemnifying Party will indemnify the Indemnified Party, to the extent provided in this Agreement, from and against any Indemnifiable Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the claim; (b) the claim seeks the recovery of solely money damages and does not contain a claim for an injunction, specific performance, a declaration of rights or other equitable relief; and (c) the Indemnifying Party conducts the defense of the claim actively and diligently. Subject to the foregoing limitations, with respect to any such action commenced by a Third Party, the Indemnifying Party shall have the right, to the extent that they may wish, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party; provided, however, if there is a conflict of interest which would prevent counsel for the Indemnifying

Party from also representing the Indemnified Party as reasonably determined by the Indemnified Party, then the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on behalf of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of their election to so assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party pursuant to the provisions of this Section 10 for the related counsel and paralegal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless (a) the Indemnified Party shall have employed counsel in accordance with the provisions of the preceding sentence, (b) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the commencement of the action, or (c) the Indemnifying Party has not authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. Notwithstanding anything to the contrary in this Section, the Indemnifying Party shall have no right to settle or compromise, without the prior written consent of the Indemnified Party, any action for which they have assumed the defense to the extent the settlement or compromise provides for any injunctive or other equitable relief against the Indemnified Party other than monetary damages, or does not include as an unconditional term thereof the providing to the Indemnified Party by the Third Party of a release of all liability in respect of such claim, and nothing stated in this Section shall otherwise affect the Indemnifying Party's obligation to pay the Indemnified Party all Indemnifiable Damages pursuant to the provisions of this Section 10. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any action assumed by the Indemnifying Party in accordance with the terms of this Section and shall make available to the Indemnifying Party such information as the Indemnifying Party reasonably requests in connection with any such defense.

### 10.3 **Insurance**.

(a)     Licensee agrees to procure, keep in force and maintain at its sole expense policies of comprehensive general liability and product liability insurance written on an occurrence form policy naming the Licensor as a named insured. The insurance company issuing the aforesaid insurance is required to be rated by A.M. Best with a rating of not less than A-, and authorized to do business in each state in which Licensee conducts business. Such insurance shall provide (a) product liability coverage, and (b) broad form contractual liability coverage for Licensee's indemnification under this Section 10.3. The policy shall provide for policy limits in the amount of at least $5.0 million per occurrence. Simultaneously with the execution of this Agreement, Licensee undertakes to submit to Licensor a fully paid policy or original certificate of insurance naming Licensor as a named insured and, requiring that the insurer shall not terminate or materially modify such policy or certificate of insurance without written notice to Licensor at least thirty (30) days in advance thereof. The Licensee shall cause the insurance company issuing the policy in question to send duplicate copies of all correspondence sent by the insurance company to the Licensor. Licensor shall have the right to terminate this Agreement if Licensee does not obtain replacement insurance providing comparable coverage within such 30-day period.

(b)     Licensee shall maintain such comprehensive general liability and product liability insurance beyond the expiration or termination of this Agreement during (i) the period that any product, process, or service, relating to, or developed pursuant to, this Agreement is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Licensee and (ii) a reasonable period after the period referred to in clause (i) above, which in no event shall be less than five (5) years.

11.     **Term**.

11.1     **Generally**. The initial term of this Agreement shall be for fifteen (15) years from the date hereof. Provided that Licensee (a) is not then in breach of this Agreement, (b) is then operating the Premises as a first class luxury destination spa of a quality equal to that of the then highest quality first class luxury destination spa in the United States, then this Agreement shall be automatically renewed at the expiration of the then current term for an additional five (5) year term. The Parties shall negotiate in good faith at the time of each such five-year renewal the Royalty rates applicable thereto, which Royalty rates will be based on the then current royalty rates prevailing in the market for goods and services similar to those then constituting Licensed Goods and Services.

11.2     **Termination**. In addition to any other rights or remedies available to Licensor hereunder or under any applicable Laws, Licensor may terminate this Agreement immediately upon written notice if:

(a)     any representation or warranty herein of Licensee is materially untrue, Licensee fails to make a payment due hereunder within thirty (30) days after the due date thereof, or fails to comply with any other term or condition of this Agreement after being giving written notice of such failure by Licensor and fifteen (15) days to cure such failure; provided, that if Licensee fails to make payment when due more than three (3) times in any 12-month period, Licensor may terminate this Agreement immediately; and provided, further, that Licensee shall only be entitled to three (3) failures to comply with any other term and condition in this Agreement in any 12-month period before Licensor may terminate this Agreement immediately;

(b)     Licensee shall be unable to pay its debts when due, or shall make any assignment for the benefit of creditors, or shall file, or otherwise be subject to a petition in bankruptcy or judicial or administrative declaration of insolvency under the laws of any jurisdiction, or shall have or suffer a receiver or trustee to be appointed for its business or property, or be adjudicated a bankrupt or insolvent;

(c)     Licensee ceases to exist or to do business or sells or transfers any major part of its business or in any way voluntarily or involuntarily liquidates or dissolves or winds up its business;

(d)     Except for permissible assignments under Section 15, below, Gerald Katzoff and/or, as the case may be, Lydia Katzoff, or to the Stuart Michael Katzoff Trust u/d/t dated October

9, 1990, cease to (i) own at least fifty-one percent (51%) of both the voting interests in, and ability to dispose of, the equity interests of Licensee or any other entity owning the Premises or (ii) be in control of the day to day operations at the Premises.

11.3 **No Termination of Rights**. Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party from any obligation that matured prior to the effective date of such termination.

11.4 **Effect of Termination; Survival**. Upon the termination of this Agreement for any reason: Licensee shall: (a) discontinue use of the Marks and not use any trademarks, service marks, or other designations that, in the Licensor's opinion, are confusingly similar thereto; (b) dispose of any unused products, materials, signage and any other items whatsoever containing the Marks in accordance with instructions from Licensor, at Licensee's sole cost and expense; (c) immediately deliver to Licensor all Confidential Information that is in Licensee's possession; and (d) cooperate with Licensor in transferring use of the Marks and the rights to manufacture, perform and sell Licensed Goods and Services to Licensor or Licensor's designee. As soon as practicable after the termination of this Agreement, but in no event more than thirty (30) days thereafter, Licensee shall deliver to Licensor a written statement indicating the number and description of Licensed Goods packaged in packaging using the Marks or otherwise bearing the Marks then in Licensee's inventory and the number and description of unused packaging materials and similar items bearing the Marks then in Licensee's inventory and the number and description of all other items in the possession or control of Licensee bearing any of the Marks. Licensor shall have the option to conduct a physical inventory to verify such statement, and Licensee will make its premises available to Lessor for such purpose. Provided that Licensee furnishes such statement and is current in and payment of Royalties due under Section 4 herein, Licensor may, in its sole discretion, permit Licensee, for a period of ninety days (90) days following termination, to sell-off such inventory of Licensed Goods packaged in packaging using the Marks or otherwise bearing the Marks, subject to the obligation to pay Licensor continuing Royalties for said inventory which shall be due and payable no later than thirty (30) days after the close of the sell-off period.

Upon termination of this Agreement, any rights that have accrued to the Parties shall survive such termination and the following Sections of this Agreement also will survive such termination: 1, 2.3, 2.4, 2.5, 10 through 26.

12. **Website**. The Parties acknowledge that Licensor has received from or through Licensee ownership of the two existing Internet domain names of Licensee (thegreenhousespa.com and greenhousespa.com) pursuant to an agreement of even date herewith and that Licensee will transfer to Licensor control of the Internet Website on which such domain names and related content are hosted. Licensee will have access to that Website to provide information about its goods and services relating to the Premises; provided, that Licensor must approve in advance the content, look and feel of such Internet Website prior to its operation. That Website will also be utilized by Licensor, and Licensee will enter into an Agreement providing for the sharing of the use of the Website on terms mutually agreeable to Licensor and Licensee. Licensee's content on that Website will be pursuant to the license to use that name which is included in the definition of the Marks provided for herein, and any references to the Marks therein contained will indicate that said Mark

is being used pursuant to a license from Licensor. All references in this Agreement to the right of prior approval and control of the Marks include the obligation of Licensee to provide advance notice to Licensor of all proposed contents (and any changes thereto) of the Website and the Licensor's right to approve, in its discretion, all of such contents prior to the use thereof. Licensor agrees that the content of Licensee's Internet Website as of the date of hereof is acceptable. Licensor also agrees that its approval, as aforesaid, with respect to any changes to the contents of the Licensee's Website shall not be unreasonably withheld. Licensee may maintain a Website other than one under the control of Licensor to provide information about its goods and services (an "Independent Website"), in which case all the rights of Licensor referenced in this Section 12 shall apply to such Independent Website. Licensor and Licensee shall each provide a link to the contents of the other's Website.

13.    **References by Parties to Other's Operations**. Prior to reference by a Party (the "Referencing Party") to the operations of the other Party (an "Other Party Reference") in any advertising, marketing, promotional or similar materials, the Referencing Party shall provide the other Party with advance notice thereof and the other Party agrees that in connection with any such request for approval of an Other Party Reference, such other Party shall consider such approval in a reasonably prompt manner, and such approval shall not be unreasonably denied. Notwithstanding the foregoing, Licensor or its Affiliates may make reference to the operations of Licensee in any disclosure, or other document required by applicable laws, regulations or rules of the Nasdaq Stock Market or other applicable securities exchange or market without the need for approval from Licensee.

14.    **Confidentiality**. Each Party (a "Receiving Party") understands that any Confidential Information disclosed to it by the other Party (a "Disclosing Party") under this Agreement is secret, proprietary and of great value to the Disclosing Party, which value may be impaired if the secrecy of the Confidential Information is not maintained. The Receiving Party agrees to take all measures reasonably necessary to protect the secrecy of such information in order to prevent it from falling into the public domain or into the possession of persons not bound to maintain the secrecy of such information. The Receiving Party agrees not to disclose the Confidential Information obtained pursuant to this Agreement, to any person or entity (other than the Receiving Party's key officers and employees to whom disclosure is necessary), during the term of this Agreement. The Receiving Party hereby acknowledges and agrees that if the Receiving Party shall disclose, divulge, reveal, report, publish, transfer or use, for any purpose whatsoever, except as authorized herein, any Confidential Information, and the Receiving Party shall assert as a defense that such information (a) was already known to the Receiving Party or developed prior to the execution of this Agreement, (b) was independently developed by the Receiving Party, (c) was disclosed to Third Parties without violation of this Agreement, (d) was already in the public domain prior to the execution of this Agreement, or (e) entered the public domain without violation of this Agreement, then the Receiving Party shall bear the burden of proof with respect to the proof of any such assertion.

15.    **Assignment**. Licensee may not, directly or indirectly, assign or transfer (by operation of law or otherwise) all or any portion of this Agreement (and its rights and obligations hereunder) without the prior written consent of Licensor. Notwithstanding the foregoing, Licensee may assign

Licensee's rights under this Agreement to a Person which is, (a) reasonably acceptable to Licensor as to reputation, (b) is not, directly or indirectly a competitor of Licensor, or any Affiliate of Licensor, (c) has a net worth in an amount that in Licensor's reasonable opinion is sufficient to operate the Premises consistent with the Quality Standard, and (d) has in place, in the reasonable opinion of Licensor, a management team with the ability to successfully operate a first class luxury destination spa during the term of this Agreement. Licensee shall not directly or indirectly license or attempt to license, whether orally or in writing, any other person or entity to use the Marks and shall make no assignment of any right to use the Marks other than as provided herein. Any such attempt to assign, as well as any attempt to license another party or entity to use the same, shall be deemed null and void and will result in immediate cancellation of this Agreement. No rights hereunder shall devolve by operation of law or otherwise upon any receiver, liquidator, trustee or other party. Nothing herein shall be construed to limit in any way the right of Licensor to transfer or assign this Agreement or its interest in the Marks. Licensor acknowledges that Licensee is the owner of all right, title and interest in the real and personal property of the operations at the Premises and that all proceeds from any sale thereof, including the value of goodwill and the assignment of this Agreement pursuant to this Section 15, are the property of Licensee and its successors and not subject to the Royalties due hereunder, provided, however, that nothing in this sentence shall preclude Licensor from seeking to obtain from any such sale proceeds any amounts due to Licensor from Licensee hereunder or otherwise.

16. **Notices**. Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

When Licensor is the intended recipient:

Leonard I. Fluxman
Steiner Leisure Limited c/o Steiner Spas USA, Inc.
Suite 200
770 South Dixie Highway
Coral Gables, FL 33146
Facsimile: (305) 358-9954

with a copy to:

Robert C. Boehm, Esq.
Akerman, Senterfitt & Eidson, P.A.
SunTrust International Center
28th Floor
One S.E. Third Avenue

Miami, FL 33131
Facsimile: (305) 374-5095

When Licensee is the intended recipient:

Gerald Katzoff
GH Day Spas, Inc.
7 East Skippack Pike, Suite 300
Ambler, PA 19002
Facsimile: (215) 643-2865

with a copy to:

L. Leonard Lundy
Kaplin Stewart Meloff Reiter & Stein, P.C.
350 Sentry Parkway, Bldg. 640
Post Office Box 3037
Blue Bell, PA 19422
Facsimile: (610) 825-7055

17. **Governing Law; Forum; Etc.** The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Texas (without giving effect to the laws, rules or principles of the State of Florida regarding conflicts of laws) and applicable federal law relating to the protection of intellectual property rights. Each Party agrees that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement may be commenced and prosecuted in a state or federal court, as the case may be, in the county of Miami-Dade, State of Florida. Each Party consents and submits to the exclusive personal jurisdiction of any such court in respect of any such proceeding. Each Party consents to service of process upon it with respect to any such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each Party hereby irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding in any such court and any claim that it may now or hereafter have that any such proceeding in any such court has been brought in an inconvenient forum. In the event of any litigation between the Parties with respect to this Agreement, the prevailing Party therein shall be entitled to receive from the non-prevailing Party therein all of such prevailing Party's expenses incurred in connection with such litigation.

18. **Binding Effect**. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

19. **Entire Agreement**. This Agreement together with the Exhibits attached hereto constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous agreements, representations,

warranties and understandings (whether oral or written) by or between the Parties with respect to the subject matter hereof.

20. **Further Assurances**. At any time and from time to time after the date hereof, Licensee shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the Licensor in order to fully protect Licensor's interest in the Marks.

21. **Amendments**. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that states that it adds to, amends, cancels, renews, extends or modifies this Agreement and is executed and delivered by each Party.

22. **Waivers**. No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

23. **Headings; Counterparts**. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

24. **Severability**. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

25. **Rights and Remedies**. All rights, powers and remedies afforded to a Party under this Agreement, by law or otherwise, shall be cumulative (and not alternative) and shall not preclude the assertion, or the seeking by a Party of any other rights or remedies.

26. **Independent Contractors**. It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Licensor and Licensee are and shall be independent contractors with respect to each other and that nothing in this Agreement is intended to make either Party a general or specific agent, joint venturer, partner or employee of the other for any purpose whatsoever. Licensee shall not employ any of the Marks in executing any contract or applying for any license or permit or in a manner that may result in Licensor's liability for any of Licensee's indebtedness or obligations, nor may Licensee use of the Marks in any way not expressly authorized by Licensor. Except as expressly authorized in writing, neither Licensor nor Licensee shall make any express or implied agreements, warranties, guarantees or representations or incur any debt in the name or on behalf of the other, represent that their relationship is other than that of independent contracting parties or be obligated by, or have any liability under any agreements or representations made by the other that are not expressly authorized in writing.

27. **Bankruptcy**. In the event of Licensee's bankruptcy, the Parties intend that any Royalties payable under this Agreement during the bankruptcy period be deemed administrative claims under the Bankruptcy Code because the Parties recognize and agree that the bankruptcy estate's enjoyment of this Agreement will (i) provide a material benefit to the bankruptcy estate during its reorganization and (ii) deny Licensor the benefit of the exploitation of the rights through alternate means during the bankruptcy reorganization.

The parties acknowledge and agree that any delay in the decision of trustee of the bankruptcy estate to assume or reject this Agreement (the "Decision Period") materially harms Licensor by interfering with Licensor's ability to alternatively exploit the rights granted under this Agreement during a Decision Period of uncertain duration. The Parties recognize that arranging appropriate alternative exploitation would be a time consuming and expensive process and that it is unreasonable for Licensor to endure a Decision Period of extended uncertainty. Therefore, the Parties agree that the Decision Period shall not exceed sixty (60) days.

Licensor, in its interest to safeguard its valuable interests (including, without limitation, its intellectual property rights in the Licensed Goods and Services), has relied on the particular skill and knowledge base of Licensee. Therefore, the parties acknowledge and agree that in a bankruptcy context this Agreement is a license of the type described by Section 365 (c) (1) of the Bankruptcy Code and may not be assigned without the prior written consent of the Licensor.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

STEINER MARKS LIMITED


By:_____
        Leonard I. Fluxman, President

THE GREENHOUSE SPA, INC.


By:_____
        Stuart Katzoff, President

## Exhibit A

The Marks to be licensed by Licensor to Licensee pursuant to this Agreement are identified below:

| Trademark Owner | Trademark | Serial No./ Registration No. | Application/ Registration Date | Country Where Filed/ Registered | Intl. Trademark Class and Goods or Services |
|---|---|---|---|---|---|
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Registration No. 938,313 | Registration Date July 18, 1972 | United States | Intl. Class 42; Health and beauty resort services. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Registration No. 2,136,821 | Registration Date February 17, 1998 | United States | Intl. Class 3; Cosmetics and skin care products. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Serial No. 75/728716 | Application Date June 15, 1999 | United States | Intl. Class 30; Salad dressing. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE SPA | Serial No. 75/855909 | Application Date November 22, 1999 | United States | Intl. Class 29; Salad dressing. |
| The Greenhouse Spa, Inc. | SPA-JAMAS | Serial No. 75/920687 | Application Date September 19, 2000 | United States | Intl. Class 25; Pajamas. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Registration No. 553413 | Registered as of [February 24, 1997]* | Mexico | Intl. Class 42; Health and beauty treatment services and resort services. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Application No. 287181 | Application Date February 17, 1997 | Mexico | Intl. Class 3 cosmetics and skin care products. |

---

\*     Estimate

| Trademark Owner | Trademark | Serial No./ Registration No. | Application/ Registration Date | Country Where Filed/ Registered | Intl. Trademark Class and Goods or Services |
|---|---|---|---|---|---|
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Application No. 0848776 | Application Date June 23, 1997 | Canada | Cosmetics and skin care products; Health and beauty resort services. |

## Exhibit B

## PERMITTED USES OF THE MARKS

### Hotel Services and Products

Licensee shall be entitled to use the Marks in connection with all goods and services offered at the premises of the Greenhouse destination spa, 1171 107th Street, Grand Prairie, Texas (the "Premises") or any additional services or products provided to guests during their stay at the Premises and as a part of the goods and services provided by Licensee to such guests during that stay. The Marks may not be used for any goods or services provided outside of the Premises or any goods or products of any nature sold by mail order or otherwise outside of the Premises except as described below.

### Cookbooks and Salad Dressings

Licensee shall be entitled to use the Marks in connection with the sale of cookbooks and salad dressings sold by Licensee and its Affiliates through Licensee's Internet Website relating to the Premises and through the Other Permitted Means.

## Exhibit 5.2 Mark

See attached.

THEGREENHOUSE

## Exhibit 7.11-B

## Form of Assignment of Intellectual Property

(See attached)

# ASSIGNMENT OF INTELLECTUAL PROPERTY

        **THIS ASSIGNMENT OF INTELLECTUAL PROPERTY AGREEMENT** (this "Agreement") is entered into as of July ___, 2001, by and among **BIRMINGHAM DAY SPA, LLC**, a Pennsylvania limited liability company ("Birmingham"), **57th STREET DAY SPA, LLC**, a New York limited liability company ("57th Street"), **GH DAY SPAS, INC.**, a Pennsylvania corporation ("GH" and, collectively, with Birmingham and 57th Street, the "Proprietary Rights Assignors"), **THE GREENHOUSE SPA, INC.**, a Pennsylvania corporation ("Old Greenhouse" and together with the Proprietary Rights Assignors, the "Assignors") (collectively, each, an "Assignor"), **GREENHOUSE DAY SPA GROUP, INC.**, a Florida corporation (formerly known as **STEINER SPAS USA, INC.**) ("New Greenhouse"), **STEINER MARKS LIMITED**, a Bahamas international business company ("SML" and, collectively with New Greenhouse, the "Assignees"), **GERALD KATZOFF**, an individual residing in the State of Pennsylvania, **LYDIA KATZOFF**, a resident of the state of Pennsylvania, **TGH, LLC**, a Pennsylvania limited liability company ("TGH"), and **THE STUART MICHAEL KATZOFF TRUST u/d/t,** dated October 9, 1990, an irrevocable trust declared under the laws of the State of Pennsylvania (the "Trust," and, collectively, with TGH, Gerald Katzoff and Lydia Katzoff, the "Shareholders"). Capitalized terms used, but not defined, herein have the meaning set forth in the Asset Purchase Agreement (as defined below).

## RECITALS

        **WHEREAS**, (i) the parties hereto (other than SML) and certain other parties are parties to a certain Asset Purchase Agreement dated as of April 30, 2001 (the "Asset Purchase Agreement"), relating to the purchase by New Greenhouse of certain assets from Birmingham, 57th Street, GH and Old Greenhouse and (ii) SML is an assignee of the right to purchase certain of such assets;

        **WHEREAS**, the parties hereto desire to set forth in this Agreement the terms of the purchase and sale of the Proprietary Rights, and all of the domestic and international trademarks and service marks and all other rights with respect to the name "The Greenhouse," including, but not limited to certain trademark and service mark applications and registrations for the name "The Greenhouse" and "Greenhouse Spa" as well as all logos, symbols, impressions, designs and other pictorial depictions of any nature used in the past or presently in connection with "Greenhouse" by Assignors, pursuant to the terms of the Asset Purchase Agreement.

        **NOW, THEREFORE**, in consideration of the foregoing premises and the mutual promises contained in this Agreement and in the Asset Purchase Agreement and for other good, valuable and sufficient consideration, the receipt of which is acknowledged, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

1. **Effective Date.** The effective date of this Agreement shall be the Closing Date.

2. **Assignment.**

(a)     Each Proprietary Rights Assignor party hereby absolutely sells, assigns, transfers and delivers unto SML without reservation, and SML does hereby purchase and acquire from each Assignor, all of its worldwide rights, title, interest in and claim to all of the following proprietary rights, including any of such rights held by any Affiliate of such Proprietary Rights Assignor:

(i)     Any and all patents, applications for patents and patent rights, or copyrights and applications for copyrights (foreign or domestic) acquired, owned, held or used by such Proprietary Rights Assignor in connection with the Business, in each case, whether registered, unregistered or under pending registration;

(ii)     Any and all trademarks and service marks and any applications therefor, trade names, corporate names, business names, fictitious names, assumed names, trade styles, elements of package or trade dress, designs, logos, Internet domain names, customer lists, customer and vendor databases and other business indicia or general intangible of like nature owned, held or used by such Proprietary Rights Assignor which have been adopted, acquired, owned, held or used by each such Assignor and are now owned, held or used by each such Assignor in connection with the Business, its products and/or services, regardless of whether the rights of each such Proprietary Rights Assignor to the foregoing arise under federal law, state law, common law, foreign law or otherwise (collectively, the "Proprietary Rights Marks"), together with the goodwill connected with and symbolized by the Assignor Marks;

(iii)     Any and all agreements or rights relating to the technology, product formulations, know-how or processes utilized by such Proprietary Rights Assignor in the Business and any licenses relating to any of the foregoing;

(iv)     Any and all Internet domain names owned or held by each Proprietary Rights Assignor in connection with the Business; and

(v)     Any and all information, text, designs and/or artwork featured on the Internet site www.thegreenhousespa.com and www.greenhousespa.com.;

(b)     Old Greenhouse hereby absolutely sells, assigns, transfers and delivers unto SML, without reservation, and SML does hereby purchase and acquire from Old Greenhouse, all of its worldwide rights, title, interest in and claims to all of the following proprietary rights, including any of such proprietary rights held by any Affiliate of such Assignor:

(i)     Any and all trademarks, service marks, trade names, corporate names, business names, fictitious names, assumed names, trade styles, elements of package or trade dress, designs, logos, Internet domain names and other business indicia or general intangible of like nature owned, held or used by Old Greenhouse which relate to, or are, or have been owned, held, or used in connection with the "Greenhouse" and which (A) are set forth on Exhibit A attached hereto, or (B) have been owned, held or used in connection with the name "Greenhouse" and which adopted, acquired, owned, held or used by Old Greenhouse in connection with the business operated as the Greenhouse destination spa in Grand Prairie, Texas and its products and/or services, (the "Destination Spa Business"), regardless of whether the rights of Old Greenhouse to the foregoing arise under federal law, state law, common law, foreign law or otherwise (collectively, the "Greenhouse Marks"), together with the goodwill connected with and symbolized by the Greenhouse Marks;

(ii)    Any and all agreements or rights relating to the technology, product formulations, know-how or processes utilized by Old Greenhouse in the Destination Spa Business and any licenses relating to any of the foregoing;

(iii)   Any and all Internet domain names owned or held by each Old Greenhouse in connection with the Business;

(iv)    Any and all information, text, designs and/or artwork featured on the Internet site www.thegreenhousespa.com and www.greenhousespa.com.; and

(v)     Any and all rights to use any telephone number commonly referred to as a 1-800 telephone number, including but not limited to, 1-800-473-3646, used in connection with the Destination Spa Business.

(c)     Each Assignor does hereby absolutely sell, assign, transfer and deliver unto the Assignee to which such Assignor is assigning the Assigned Rights (as defined below), without reservation, and such Assignee does hereby purchase and acquire from such Assignor, all of its worldwide rights, title, interest in and claim to all future royalties or other fees paid or payments made or to be made to such Assignor in respect of the rights being assigned hereunder by such Assignor (the "Assigned Rights") and the proceeds of any and all of the above including, without limitation, all licenses for the use thereof and existing and future profits and damages for past and future infringements of the Assigned Rights.

(d) Each Assignor covenants that such Assignor will do or cause to be done all such further acts, and shall execute or deliver, or cause to be executed or deliver, all transfers, assignments and conveyances, evidences of title, notices, powers of attorney, and assurances reasonably necessary or desirable to put each Assignee of such Assignor and such Assignee's successors and assigns, in actual possession and operating control of the Assigned Rights, or as an Assignee shall reasonably require to better assure and confirm title of such Assignee to the Assigned Rights.

Assignor hereby constitutes and appoints each Assignee to which such Assignor is assigning Assigned Rights the true and lawful attorney of each Assignor, with full power of substitution, in the name and stead of each Assignor or otherwise, for the account and benefit of each Assignee:

(i) to demand and receive from time to time any and all of the Assigned Rights being assigned by such Assignor;

(ii) to give receipts and releases for and in respect to the Assigned Rights being assigned by such Assignor or any part thereof; and

(iii) to give any notices and to do all acts and things in relation to the Assigned Rights being assigned by such Assignor as such Assignee shall deem desirable, including, but not limited to, executing any and all legal or administrative documents or proceedings to assert or enforce any claim, right or title in, or to any of the Assigned Rights being assigned by such Assignee.

3. **New Greenhouse Name Change.** In order to further effectuate the intent of this Agreement, Old Greenhouse agrees that, effective within ten (10) business days after the Closing Date, Old Greenhouse will change its corporate name to a new name which does not incorporate the word "Greenhouse" or any similar term. In connection with the foregoing, as of the Closing Date, Old Greenhouse agrees that, as of the Closing Date, it will cease ordering or arranging for the creation of any letterhead, checks, and other materials that reflect the name "Greenhouse" being used in connection with the corporate activities of Old Greenhouse, except that, pursuant to the Trademark/Service Mark License Agreement of even date herewith between Old Greenhouse and Steiner Marks Limited (the "Marks Agreement"), Old Greenhouse has certain rights to use the Marks (as defined in the Marks Agreement), in connection with the operations (but not corporate activities)

of Old Greenhouse. Notwithstanding the foregoing, provided that Old Greenhouse complies with the terms of the immediately proceeding sentence, Old Greenhouse shall be permitted to use up the supplies it has on hand as of the Closing Date, for a period not to exceed nine (9) months after the Closing Date.

4. **Warranties and Representations.** Each Assignor and each Shareholder, jointly and severally, warrants and represents that: (i) except for the Proprietary Rights set forth in Section 1, above, the Proprietary Rights Assignors do not have any rights, title to, interest in or claim to any patent or any applications therefor or any other trademark, service mark, or other intangible property rights used or associated with or appurtenant to Assignor's products and/or services or the Business (ii) Old Greenhouse has no rights to the Greenhouse Marks, except as being conveyed to SML hereunder; (iii) each Assignor has title to the Assigned Rights it is assigning hereunder free and clear of all Liens or other rights of any party whatsoever; (iv) Assignor has not previously assigned or licensed the Assigned Rights to any third party (other than the Existing Licenses (as defined below)); (v) each Assignor has full right to make the assignment of the Assigned Rights it is assigning hereunder; (vi) no Assignor has any Knowledge of any infringement or threatened infringement of any of the Assigned Rights by any Person and, to the Knowledge of each Assignor, there have been no claims threatened, suits initiated or opposition claimed in connection with the use or registration of any of the Assigned Rights; (vii) no Assignor has any knowledge of any infringements on the Assignor Marks (other than Cancellation No. 30,954 for the cancellation of Certificate of Registration No. 1,389,272 covering the mark THE GREEN HOUSE pending before the Trademark Trial and Appeal Board of the United States Patent and Trademark Office); and (vii) it will not acquire any future interest in any trademarks, service marks or intellectual property similar to any of the Assigned Rights.

5. **Termination of Licenses.** Greenhouse has entered into, as licensor, (a) a license agreement, dated June 28, 1999, with GH, as Licensee, for the use of the "Greenhouse" mark and related logos and derivations, and (b) a license agreement dated November 8, 2000, with GH, 57th Street, and Birmingham, as licensees, for the use of the "Greenhouse" mark and other marks (the aforesaid two License Agreements are referred to herein, collectively, as the "Existing Licenses"). Each of the parties identified in the proceeding sentence (the "Existing Licensed Parties") hereby agrees that effective as of the Closing Date, the Existing Licenses will, for all purposes, terminate. The Existing Licensed Parties represent and warrant that there are no other license agreements relating to the Proprietary Rights or the Greenhouse Marks other than the Existing Licenses.

6. **Notices.** Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

When any Assignee is the intended recipient:

> Leonard I. Fluxman
> c/o Greenhouse Day Spa Group, Inc.
> Suite 200
> 770 South Dixie Highway
> Coral Gables, FL 33146
> Telephone: (305) 358-9002
> Facsimile: (305) 358-9954

with a copy to:

> Robert C. Boehm, Esq.
> Akerman, Senterfitt & Eidson, P.A.
> SunTrust International Center
> 28th Floor
> One S.E. 3rd Avenue
> Miami, FL 33131-1714
> Facsimile: (305) 374-5095

When any Assignor is the intended recipient:

> Gerald Katzoff
> GH Day Spas, Inc.
> 7 East Skippack Pike, Suite 300
> Ambler, PA 19002
> Facsimile: (215) 643-2865

with a copy to:

> L. Leonard Lundy
> Kaplin Stewart Meloff Reiter & Stein, P.C.
> 350 Sentry Parkway, Bldg. 640
> Post Office Box 3037
> Blue Bell, PA 19422
> Facsimile: (610) 825-7055

7.  **Governing Law; Forum; Etc.** The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Florida (without giving effect to the laws, rules or principles of the State of Florida regarding conflicts of laws). Each party to this Agreement agrees that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement may be commenced and prosecuted in a state or federal court, as the case may be, in the county of Miami-Dade, State of Florida. Each party to this Agreement consents and submits to the non-exclusive personal jurisdiction of any such court in respect of any such proceeding. Each party consents to service of process upon it with respect to any

such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each party hereby irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding in any such court and any claim that it may now or hereafter have that any such proceeding in any such court has been brought in an inconvenient forum. In the event of any litigation between or among any of the parties with respect to this Agreement, the prevailing party or parties, as the case may be, therein shall be entitled to receive from the non-prevailing party or parties, as the case may be, therein all of such prevailing party's or parties' expenses incurred in connection with such litigation.

8. **Binding Effect; Assignment; Third Party Beneficiaries**. This Agreement shall be binding upon the parties and their respective successors and permitted assigns and shall inure to the benefit of the parties and their respective successors and permitted assigns. No party shall assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Assignees may assign their respective rights under this Agreement to any Affiliate, including assigning the Proprietary Rights to a corporation incorporated under the laws of the Bahamas. Any assignment of rights or delegation of duties under this Agreement by a party without the prior written consent of the other parties shall be void. No person (including, without limitation, any employee of a party) shall be, or be deemed to be, a third party beneficiary of this Agreement unless this Agreement specifically so provides.

9. **Entire Agreement**. This Agreement together with the Exhibit(s) attached hereto constitutes the entire agreement among the parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous agreements, representations, warranties and understandings (whether oral or written) by, between or among the parties with respect to the subject matter hereof.

10. **Further Assurances**. At any time and from time to time after the date of this Agreement, each party shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the other party in order to fully perform such party's obligations as contemplated hereby.

11. **Amendments**. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that states that it adds to, amends, cancels, renews, extends or modifies this Agreement and is executed and delivered by each party.

12. **Waivers**. No waiver of any provision of this Agreement shall be binding upon a party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver

of any right, power or remedy of a party shall be deemed to be a waiver of any other right, power or remedy of such party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

13. **Headings; Counterparts**. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

14. **Severability**. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the parties as expressed in, and the benefits to the parties provided by, this Agreement or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

15. **Rights and Remedies**. All rights, powers and remedies afforded to a party under this Agreement, by law or otherwise, shall be cumulative (and not alternative) and shall not preclude the assertion, or the seeking by a party of any other rights or remedies.

**[Signature Pages Follow]**

**IN WITNESS WHEREOF,** the parties have duly executed and delivered this Agreement as of the date first written above.


**ASSIGNORS:**


**BIRMINGHAM DAY SPA, LLC,**
a Pennsylvania limited liability company

By:_____
Name: Gerald Katzoff
Title:  Manager

**57th STREET DAY SPA, LLC,**
a New York limited liability company

By:_____
Name: Gerald Katzoff
Title:  Manager

**GH DAY SPAS, INC.,**
a Pennsylvania corporation

By:_____
Name: Gerald Katzoff
Title:  President

**THE GREENHOUSE SPA, INC.,**
a Pennsylvania corporation

By:_____
Name: Gerald Katzoff
Title:  President

## SHAREHOLDERS:

**TGH, LLC,**
a Pennsylvania limited liability company


By:_____
Name: _____
Title: _____


_____
**GERALD KATZOFF**, individually


_____
**LYDIA KATZOFF**, individually


**THE STUART KATZOFF TRUST,**
u/d/t dated October 9, 1990


By:_____
Name: Gerald Katzoff
Title: Trustee


## ASSIGNEES:

**GREENHOUSE DAY SPA GROUP, INC.,**
a Florida corporation


By:_____
Name: Leonard Fluxman
Title:

**STEINER MARKS LIMITED,**
a Bahamas International Business Company


By:_____
Name: _____
Title: _____

# EXHIBIT A

## PROPRIETARY RIGHTS

## I.  Trademarks/Service Marks

| Trademark Owner | Trademark | Serial No./ Registration No. | Application/ Registration Date | Country Where Filed/ Registered | Intl. Trademark Class and Goods or Services |
|---|---|---|---|---|---|
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Registration No. 938,313 | Registration Date July 18, 1972 | United States | Intl. Class 42; Health and beauty resort services. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Registration No. 2,136,821 | Registration Date February 17, 1998 | United States | Intl. Class 3; Cosmetics and skin care products. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Serial No. 75/728716 | Application Date June 15, 1999 | United States | Intl. Class 30; Salad dressing. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE SPA | Serial No. 75/855909 | Application Date November 22, 1999 | United States | Intl. Class 29; Salad dressing. |
| The Greenhouse Spa, Inc. | SPA-JAMAS | Serial No. 75/920687 | Application Date September 19, 2000 | United States | Intl. Class 25; Pajamas. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Registration No. 553413 | Registered as of [February 24, 1997] | Mexico | Intl. Class 42; Health and beauty treatment services and resort services. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Application No. 287181 | Application Date February 17, 1997 | Mexico | Intl. Class 3 cosmetics and skin care products. |
| The Greenhouse Spa, Inc. | THE GREENHOUSE | Application No. 0848776 | Application Date June 23, 1997 | Canada | Cosmetics and skin care products; Health and beauty resort services. |

## II.     Other Proprietary Rights

The Greenhouse Spa, Inc. owns the exclusive rights to the telephone number 1-800-473-3646 used to place orders for gift certificates.

The Greenhouse Spa, Inc., in the capacity of licensor, has entered into a License Agreement, dated June 28, 1999, with GH Day Spas, Inc., as licensee, for the use of the "Greenhouse" mark and related logos and derivations in connection with luxury spas, spa products and similar or related facilities.

The Greenhouse Spa, Inc., in the capacity of licensor, has entered into a License Agreement, dated November 8, 2000, with GH Day Spas, Inc., 57th Street Day Spa, LLC and Birmingham Day Spa, LLC, as licensees, for the use of the "Greenhouse" mark and other marks set forth on Exhibit A thereto in connection with luxury spas, spa products and similar or related facilities.

GH Day Spas, Inc., in the capacity of licensee, has entered into a Softlight License Agreement, dated June 1999, with ThermoLase Corporation regarding use of the service mark SOFTLIGHT.

The domain name THEGREENHOUSESPA.COM is owned by Monsoon Microstudios. It is to be transferred to Assignee on the Closing Date.

The domain name GREENHOUSESPA.COM is owned by The Greenhouse Group/Gerald Katzoff. It must be transferred to Assignee at closing.

# Exhibit 12

## Current Balance Sheet

(See attached)

**GH Day Spas, Inc.**
**BALANCE SHEET**

|  | Combined 04/30/01 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash And Cash Equivalents | $87,127 |
| Prepaid Expenses | $95,021 |
| Accounts Receivable | $22,309 |
| Retail Inventory and Supplies | $1,286,903 |
| Due from Related Parties | $0 |
| **Total Current Assets** | **1,491,360** |
| **Fixed Assets:** | |
| Leasehold Improvements | $11,650,604 |
| Less: Accumulated Depreciation | (1,868,049) |
| Net Leasehold Improvements | $9,782,555 |
| Furniture, Fixtures & Equipment | $3,764,500 |
| Less: Accumulated Depreciation | (1,554,611) |
| Net Furniture, Fixtures & Equipment | $2,209,889 |
| Computers & Peripherals | $220,990 |
| Less: Accumulated Depreciation | (65,476) |
| Net Computers & Peripherals | $155,514 |
| Total Fixed Assets | $12,147,958 |
| Other Assets | $585,873 |
| **TOTAL ASSETS** | **$14,225,191** |

GH Day Spas, Inc.
BALANCE SHEET

Combined
04/30/01

LIABILITIES

Current Liabilities:

| | |
|---|---|
| Accounts Payable and Accrued Expenses | $3,349,659 |
| Deferred Liability | 2,921,404 |
| Deferred Revenue | 416,719 |
| Accrued Interest | 178,418 |
| Current Portion of long-Term Debt | 585,406 |
| **Total Current Liabilities** | **$7,451,606** |
| Due to Shareholder | 2,641,274 |
| Notes Payable | 7,879,752 |
| Notes Payable, Related Party | 5,094,414 |
| **TOTAL LIABILITIES** | **23,067,046** |

SHAREHOLDERS' DEFICIT

| | |
|---|---|
| Common Stock | $1,000 |
| Total Common Stock | $1,000 |
| Accumulated Deficit | |
| Beginning Balance | ($6,817,747) |
| Current Year | (2,025,108) |
| Total Accumulated Deficit | ($8,842,855) |
| **TOTAL SHAREHOLDERS' DEFICIT** | **($8,841,855)** |

**TOTAL LIABILITIES & SHAREHOLDERS' DEF**  **$14,225,191**